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                                                           Exhibit 23(a)




CONSENT OF INDEPENDENT AUDITORS


The Board of Directors


Kemper Investors Life Insurance Company:



We consent to the use of our reports included herein on Kemper Investors Life Insurance Company (KILICO) and on KILICO Variable Separate Account and to the reference to our firm under the heading "Experts" in the prospectus. Our report on KILICO'S financial statements, dated March 21, 1996, contains an explanatory paragraph that states as a result of the acquisition of its parent, Kemper Corporation, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.





                                                   KPMG PEAT MARWICK LLP


Chicago, Illinois
April 21, 1997